August 2, 2012

Via EDGAR and By Hand Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3561

Attn: Stephen Krikorian, Melissa Walsh, Matthew Crispino, and Barbara C. Jacobs

Re:	MoneyGram International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 9, 2012

Form 10-Q for the Quarterly Period Ended March 31, 2012

Filed May 4, 2012

File No. 001-31950

Dear Mr. Krikorian:

Enclosed please find the response of MoneyGram International, Inc. (“MoneyGram” or the “Company”) to the comments contained in the letter dated July 5, 2012 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced filings. For ease of review, the Company has set forth below the Staff’s comments from the letter, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

1.	Comment. Please tell us what consideration you gave to adding an introduction or overview to your Management’s Discussion that would include the most important matters on which management focuses in evaluating your financial condition and operating performance and would provide the context for the discussion and analysis of the financial statements. The overview should identify and address those key variables and other qualitative and quantitative factors that are peculiar to and necessary for an understanding and evaluation of the company. Refer to Release No. 33-8350 for additional guidance.

Response. At present, we believe our disclosures are consistent with Release No. 33-8350. To enhance the disclosure in future filings beginning with our Quarterly Report on Form 10-Q for the three months ended September 30, 2012, we will include an introduction to Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”).

Mr. Stephen Krikorian, Securities and Exchange Commission

August 2, 2012

Following is a summary of the key metrics and trends disclosed by the Company throughout the MD&A in our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2011 (“2011 Form 10-K”):

•

Management evaluates operating performance through EBITDA (earnings before interest, taxes, depreciation and amortization, including agent signing bonus amortization) and Adjusted EBITDA (EBITDA adjusted for significant items) financial measures. As disclosed in the MD&A on page 41 of our 2011 Form 10-K, management of the Company uses EBITDA and Adjusted EBITDA to review results of operations, to forecast and budget, to assess cash flow and capital and to allocate resources. Our debt agreements also require compliance with financial measures similar to Adjusted EBITDA.

We believe that EBITDA and Adjusted EBITDA enhance investors’ understanding of our business and performance. Since EBITDA and Adjusted EBITDA are non-GAAP measures, the Company believes it is more appropriate to disclose these metrics after discussion and analysis of the GAAP financial measures.

•

Management assesses financial condition through assets in excess of payment service obligations. The Company’s management utilizes assets in excess of payment service obligations in assessing the Company’s liquidity and capital resources. The assets in excess of payment service obligations metric is discussed in the introduction to the Liquidity and Capital Resources section of the MD&A on page 49 of our 2011 Form 10-K.

•

The Company disclosed a summary of significant actions it has taken in addition to describing the economic conditions during the year that impacted our operating results, liquidity and capital structure in the MD&A on page 33 of our 2011 Form 10-K. The Company also included a section in the MD&A discussing trends expected to impact the Company’s business in 2012 on page 48 of our 2011 Form 10-K.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Restructuring and Reorganization Expenses, page F-17

2.	Comment. Tell us what consideration you gave to including all of the disclosures required by ASC 420-10-50-1, including a description of the restructuring activities as well as the total amounts expected to be incurred, the cumulative amounts incurred, and a reconciliation of the related liability for each major type of cost.

Response. As stated in ASC 420-10-05-1 and -3, ASC 420-10 addresses financial accounting and reporting for costs associated with exit or disposal activities, including

Mr. Stephen Krikorian, Securities and Exchange Commission

August 2, 2012

when to recognize a liability for such costs. In that regard, we concluded that most of our reorganization and restructuring costs were not associated with an exit or disposal activity, did not meet the definition of a liability prior to being incurred, and were therefore not subject to the requirements of ASC 420-10.

The restructuring and reorganization expenses incurred by the Company result from our global transformation initiative to realign our management and operations to develop a more efficient and scalable cost structure within the changing global market. To date, the most significant costs incurred under this initiative have related to investments in technology and related professional fees and resources, which are expected to provide a future benefit to our organization. Under the initiative, we have also incurred other costs not associated with an exit or disposal activity, relating to dispersed organizational changes and relocation of certain individual positions, and cease-use costs reflecting reduced headcount in certain locations to streamline our operations.

We have also incurred certain restructuring costs associated with the relocation or cessation of activities pursuant to an exit activity for the relocation of certain functions and departments.

Following are the components of restructuring and reorganization costs for the years ended December 31:

	2011	2010
Reorganization costs	$21,662,352	$5,281,708
Restructuring	1,807,668	571,326

Total restructuring and reorganization costs	$23,470,019	$5,853,035

Notwithstanding our conclusion that the reorganization costs do not fall within the scope of ASC 420, and that our restructuring costs that would be subject to ASC 420 are not material, we concluded that it would be meaningful for the reader of our financial statements to understand that we had incurred such costs, and to understand the location of those costs in our financial statements. Accordingly, we included the disclosure on page F-17 of the 2011 Form 10-K. The liability associated with these costs has been immaterial.

In developing our response to the Staff’s comment, we discovered that in our 2011 Form 10-K, we inadvertently omitted the word “reorganization” from the table on page F-17, which we will correct in future filings. In addition, in future disclosures related to our restructuring and reorganization expenses, we will delineate between restructuring and reorganization costs. For example, in our Annual Report on Form 10-K for the year ended December 31, 2012, we will separately disclose restructuring and reorganization components as in the above table.

Mr. Stephen Krikorian, Securities and Exchange Commission

August 2, 2012

Finally, as previously disclosed, the Company’s global transformation initiative is scheduled to be completed within approximately six months and is not expected to incur significant costs that meet the criteria of ASC 420-10.

Part III (Incorporated by Reference to the Definitive Proxy Statement Filed March 9, 2012)

Transactions with Related Persons, page 50

3.	Comment. Please tell us if you have a written agreement with Ceridian Corporation in relation to the provision of payroll processing services and, if so, why the agreement has not been filed as an exhibit to your Form 10-K. Also, there does not appear to be a discussion of your agreement with West Interactive Corporation in the Form 10-K and the agreement does not appear to have been filed as an exhibit. Please advise. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response. Item 601(b)(10)(ii) of Regulation S-K provides that a contract made in the ordinary course of business does not have to be filed as an exhibit unless it falls within one of four enumerated categories, in which case it must be filed except where immaterial in amount or significance. The first category is set forth in Item 601(b)(10)(ii)(A) and includes any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties.

The standard set forth in Item 601(b)(10)(ii)(A) relates to contracts where one of the enumerated persons, such as a director or security holder, is a party to the contract. In our case, the agreements referenced are between the Company and Ceridian Corporation (“Ceridian”) and certain of its subsidiaries and between MoneyGram Payment Systems, Inc., a subsidiary of the Company, and West Interactive Corporation (“West Interactive”). Therefore, none of the enumerated persons in Item 601(b)(10)(ii)(A) is a party to such agreements. Accordingly, the agreements do not fall within one of the types of contracts that must be filed. Even if the agreements were deemed to fall within this category, the Company has reviewed the agreements and determined that they are immaterial in amount and significance, as described in more detail below.

Ceridian Corporation. The Company has written agreements with Ceridian and certain of its subsidiaries pursuant to which Ceridian provides payroll processing services to the Company. As disclosed in the Company’s proxy statement under the Transactions with Related Persons section, the Company’s controlling shareholder, Thomas H. Lee Partners, L.P. (“THL”), and its affiliates beneficially own a majority of the voting stock of Ceridian. Also, two of the Company’s directors, each of whom is a managing director of THL, serve on the board of directors of Ceridian. The Company disclosed this transaction pursuant to Item 404(a) of Regulation S-K, which requires disclosure of a transaction in which the registrant is a participant, the amount involved exceeds $120,000 and any related person has a direct or indirect material interest in the transaction.

Mr. Stephen Krikorian, Securities and Exchange Commission

August 2, 2012

Although the transaction triggered disclosure under Item 404(a), we do not believe the agreements need to be filed as exhibits under the standard set forth in Item 601(b)(10)(ii) because the agreements are immaterial in amount and significance. These agreements are immaterial to the Company in amount, as the aggregate amount of fees paid to Ceridian annually for payroll processing services is approximately $0.4 million. For 2011, the amount paid to Ceridian was approximately 0.03% of the Company’s total operating expenses, which percentage is immaterial for financial reporting purposes. These agreements are also immaterial to the Company in significance, as they provide for basic payroll processing services that are available from several sources.

West Interactive Corporation. The Company, through its subsidiary MoneyGram Payment Systems, Inc., also has a written agreement with West Interactive pursuant to which West Interactive has agreed to provide infrastructure services to the Company’s global customer contact centers. The Company chose West Interactive as its provider through a competitive bid process. As disclosed in the Company’s proxy statement under the Transactions with Related Persons section, affiliates of THL own more than 50 percent of West Interactive’s outstanding equity interests and have three representatives on West Interactive’s board of directors. Again, the Company disclosed this agreement pursuant to Item 404(a) of Regulation S-K.

Although the transaction triggered disclosure under Item 404(a), we do not believe the agreement needs to be filed as an exhibit under the standard set forth in Item 601(b)(10)(ii) because the agreement is immaterial in amount and significance. This agreement is immaterial to the Company in amount, as the approximate amount the Company expects to pay West Interactive in connection with this transaction over the five year term is approximately $16.6 million. The Company entered into the agreement in July 2011, and the agreement does not require the Company to pay West Interactive for its implementation services until West Interactive’s successful completion of certain implementation milestones. Thereafter, the Company will pay West Interactive a monthly fee based on the services consumed by the Company each month. The projected $16.6 million of costs will not occur in any one year but rather will be spread out over the term of the agreement. As such, based on the Company’s 2011 financials, the average amount expected to be paid to West Interactive annually would be approximately 0.30% of the Company’s total operating expenses, which percentage is immaterial for financial reporting purposes. This agreement is also immaterial to the Company in significance, as the infrastructure services being provided are available from several sources.

As noted by the Staff, the Company did not include a discussion of its agreement with West Interactive in its 2011 Form 10-K. Pursuant to ASC 850-10, the Company is required to disclose material related party transactions, other than compensation arrangements, expense allowances, and other similar items occurring in the ordinary course of business. As set forth above, the agreement with West Interactive is within the Company’s ordinary course of business as West Interactive is providing infrastructure services to the Company’s global customer contact centers. Further, the Company did not recognize any expense related to this agreement in 2011.

Mr. Stephen Krikorian, Securities and Exchange Commission

August 2, 2012

Form 10-Q for the Quarterly Period Ended March 31, 2012

Note 3 - Fair Value Measurements, page 9

4.	Comment. Please describe what consideration you gave to the disclosure requirements provided by ASC 820-10-50 as updated by ASU 2011-04. In this regard, tell us how you comply with ASC 820-10-50-2.

Response. The Company adopted ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, in the first quarter of 2012. In preparing our Quarterly Report on Form 10-Q for the three months ended March 31, 2012, we considered the following disclosure requirements:

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“For assets and liabilities held at the end of the reporting period that are measured at fair value on a recurring basis, the amounts of any significant transfers between Level 1 and Level 2 of the fair value hierarchy and the reasons for the transfers, and the reporting entity’s policy for determining when transfers between levels are deemed to have occurred.” (ASC 820-10-50-2bb)

Company Assessment: The Company did not have any transfers between Level 1 and Level 2 of the fair value hierarchy.

•

“The categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position but for which the fair value is required to be disclosed.” (ASC 820-10)

Company Assessment: We disclosed the categorization for the fair value of our debt in Footnote 3 on page 10 of our Quarterly Report on Form 10-Q.

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“A reporting entity’s use of a nonfinancial asset in a way that differs from the asset’s highest and best use when that asset is measured at fair value in the statement of financial position or when its fair value is disclosed on the basis of its highest and best use.” (ASC 820-10-50-2h)

Company Assessment: As of March 31, 2012, we did not use any nonfinancial asset in a way that differed from the asset’s highest and best use.

•

“For recurring fair value measurements categorized within Level 3 of the fair value hierarchy, a reconciliation from the opening balances to the closing balances, disclosing separately changes during the period attributable to:

Mr. Stephen Krikorian, Securities and Exchange Commission

August 2, 2012

•	the total gains or losses for the period recognized in other comprehensive income, and the line item(s) in other comprehensive income in which those gains or losses are recognized.

•

The amounts of any transfers into or out of Level 3 of the fair value hierarchy, the reasons for those transfers, and the reporting entity’s policy for determining when transfers between levels are deemed to have occurred.” (ASC 820-10-50-2c)

Company Assessment: For the three months ended March 31, 2012, the total gains or losses recognized in other comprehensive income equaled the unrealized gains or losses, so no further disclosure was included in the table. In addition, there were no transfers into or out of Level 3 of the fair value hierarchy for the three months ended March 31, 2012.

•	“For fair value measurements categorized within Level 3 of the fair value hierarchy:

•	The valuation processes used by the reporting entity;

•	The sensitivity of the fair value measurement to changes in unobservable inputs and the interrelationships between those unobservable inputs, if any.” (ASC 820-10-50-2f, g)

Company Assessment: To address the quantitative and qualitative information about significant unobservable inputs for Level 3 measurements, the Company made the following disclosure in Footnote 3 on page 9 of our Quarterly Report on Form 10-Q:

“For other asset–backed securities, investments in limited partnerships and trading investments, market quotes are generally not available. If available, the Company will utilize a fair value measurement from a pricing service. The pricing service utilizes a pricing model based on market observable data and indices, such as quotes for comparable securities, yield curves, default indices, interest rates and historical prepayment speeds. If a fair value measurement is not available from the pricing service, the Company will utilize a broker quote if available. Due to a general lack of transparency in the process that the brokers use to develop prices, most valuations that are based on brokers’ quotes are classified as Level 3. If no broker quote is available, or if such quote cannot be corroborated by market data or internal valuations, the Company will perform internal valuations utilizing externally developed cash flow models. These pricing models are based on market observable spreads and, when available, observable market indices. The pricing models also use inputs such as the rate of future prepayments and expected default rates on the principal, which are derived by the Company based on the characteristics of the underlying structure and historical prepayment speeds experienced at the interest rate levels projected for the underlying collateral. The

Mr. Stephen Krikorian, Securities and Exchange Commission

August 2, 2012

pricing models for certain asset–backed securities also include significant non–observable inputs such as internally assessed credit ratings for non–rated securities, combined with externally provided credit spreads. Observability of market inputs to the valuation models used for pricing certain of the Company’s investments deteriorated with the disruption to the credit markets as overall liquidity and trading activity in these sectors has been substantially reduced. Accordingly, securities valued using a pricing model have consistently been classified as Level 3 financial instruments.”

Additionally, in Footnote 4 on page 12 of our Quarterly Report on Form 10-Q, we disclosed the various sources of pricing for fair value estimates of our available-for-sale portfolio as follows:

“The Company uses various sources of pricing for its fair value estimates of its available-for-sale portfolio. The percentage of the portfolio for which the various pricing sources were used is as follows at March 31, 2012 and December 31, 2011: 65 percent and 69 percent, respectively, used a third party pricing service; 15 percent and 13 percent, respectively, used broker pricing; and 20 percent and 18 percent, respectively, used internal pricing.”

In accordance with ASC 820-10-50-2(bbb), we did not create quantitative information for unobservable inputs developed by brokers. To enhance the disclosure in future filings beginning with our Quarterly Report on Form 10-Q for the three months ended June 30, 2012, we will include further detail regarding unobservable inputs used in Level 3 fair values as follows:

			March 31, 2012		December 31, 2011
(Amounts in thousands)	Unobservable Input	Pricing Source	Market Value	Net Average Price	Market Value	Net Average Price
Alt-A	Price	Pricing service	$154	$12.74	$210	$14.57
Home Equity	Price	Pricing service	199	40.2	185	23.35
Bank Loans and Trust Preferred	Price	Broker	5	0.01	4	0.01
Direct Exposure to Subprime	Price	Pricing service	42	0.77	61	0.86
Indirect Exposure - High Grade	Discount margin	Manual	3,790	3.15	3,776	3.14
Indirect Exposure - Mezzanine	Price	Broker	14,541	6.3	13,010	5.63
Other	Discount margin	Manual	6,666	35.77	6,986	37.5

Total			$25,397	$5.78	$24,232	$5.49

Note 7 - Debt, page 14

5.	Comment. We note your statement that the Company was in compliance with its financial covenants as of March 31, 2012. We note a similar statement in your 2011 Form 10-K, except that you also state that you were in compliance by a substantial margin. Please tell us whether you are indeed in compliance by a substantial margin as of March 31, 2012. If not, tell us what consideration you gave to addressing the potential of not being in compliance within your liquidity discussion in MD&A.

Mr. Stephen Krikorian, Securities and Exchange Commission

August 2, 2012

Response. At March 31, 2012, we were in compliance by a substantial margin with our debt covenants. For greater clarity, we will add the following language to our liquidity discussion in MD&A beginning with our Quarterly Report on Form 10-Q for the three months ended June 30, 2012: “We were in compliance with all covenants as of [xxx period end date.] We continue to monitor our covenants and make necessary adjustments to our plans to ensure compliance. We believe that we will remain in compliance with our debt covenants during 2012.”

In response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust this letter is fully responsive to your comments. Please do not hesitate to contact me at 214-999-7621 if you require additional information to respond to your comments.

Sincerely,

/s/ David B. Brown
David B. Brown
Senior Vice President and Chief Accounting Officer of MoneyGram International, Inc.

cc:	Pamela Patsley, Chairman and Chief Executive Officer

Francis Aaron Henry, Senior Vice President and Acting General Counsel